FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52697

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Flagstar Advisors, INC._____

TYPE OF REGISTRANT (check all applicable boxes):
◉ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1400 Broadway, 16th Floor_____
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shweta Pawani	551-318-5422	shweta.pawani@flagstar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Baker Tilly US, LLP_____
(Name – if individual, state last, first, and middle name)

790 N. Water Street, Ste 2000	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

10/22/2003		23	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shweta Pawani _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Flagstar Advisors, INC. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Shweta Pawani _____

Title:
Chief Financial Officer _____

Shweta Pawani _____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

2



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Flagstar Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flagstar Advisors, Inc. (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2025.

Milwaukee, Wisconsin
March 31, 2026

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents ($844,106 with the Parent)	$	34,964,002
Restricted cash		100,000
Receivable from broker-dealers and clearing organizations		306,876
Receivable from affiliate		968,581
Deferred tax asset, net		93,928
Other assets		1,035,948
Total assets	$	37,469,334

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable	$	1,038,761
Intercompany taxes payable		145,397
Total liabilities		1,184,158
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		33,375,903
Retained earnings		2,909,214
Total stockholder's equity		36,285,177
Total liabilities and stockholder's equity	$	37,469,334

See accompanying notes to Statement of Financial Condition

(1) Organization

Flagstar Advisors, Inc. ("FSA" or "the Company"), a wholly owned subsidiary of Flagstar Bank N.A. ("the Parent"), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities with the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates and Assumptions

The Company's Statement of Financial Condition is prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the Statement of Financial Condition and accompanying notes. These estimates and underlying assumptions affect the amounts of assets and liabilities. Such estimates, by their nature, are based on judgment and available information and, therefore, may vary from actual results.

The accompanying Statement of Financial Condition has been prepared from separate records maintained by the Company and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of three months or less.

The Company's cash and cash equivalents balance was $34,964,002 at December 31, 2025. This amount primarily consisted of Fidelity U.S. government money market funds of $34,119,896. The Company also maintains $844,106 with the Parent which consisted of $483,935 in a bank money market account and $360,171 in a bank demand account.

(c) Restricted Cash

The Company maintains $100,000 as cash pledged at its clearing broker. Cash pledged is classified as restricted cash in the statement of cash flows.

(d) Receivable from Broker-Dealers and Clearing Organizations

The Company's receivable from broker-dealers and clearing organizations balance was $306,876 at December 31, 2025. This amount primarily consisted of commissions and fees receivable from its clearing broker of $306,002 and a cash balance of $874.

(e) *Allowance for Credit Losses*

The Company evaluates its receivables for expected credit losses in accordance with Accounting Standards Codification (ASC) 326, Financial Instruments—Credit Losses. Based on the nature of the Company's operations, all receivables are short-term in duration and are contractually due within 30 days. The Company has a consistent history of timely collections and has not experienced credit losses on these receivables.

Given the short collection period and the Company's evaluation of credit risk, management determined that the expected credit losses are immaterial. Accordingly, no allowance for credit losses has been recorded as of the reporting date.

(f) *Income Taxes*

The Parent files consolidated Federal, New York State, and New York City income tax returns. Additionally, there are state and local tax returns filed in various other jurisdictions on both a consolidated basis, as well as a separate Company basis. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

At December 31, 2025, the Company had a net deferred tax asset of $93,928 entirely attributable to accrued compensation.

Deferred tax assets		
Accrued compensation	$	361,160
Tax rate		26%
Total deferred tax assets	$	93,928

After considering all available positive and negative evidence, management concluded that a valuation allowance for deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized.

(g)   *Loss Contingencies*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

(h)   *Segment Reporting*

The Company reports segment information in accordance with Accounting Standard Codification (ASC) Topic 280, Segment Reporting. The Company's Operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker ("CODM") manages the business activities using information of the Company as a whole.

(3)   Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date. The Company's investments in money market funds are recorded at fair value on a recurring basis. ASC 820 uses a three-level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Notes to Statement of Financial Condition

December 31, 2025

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of the Company's investment in money market funds included in cash and cash equivalents was determined using the closing market price and is included in Level 1. The carrying value of the Company's investments in such funds as of December 31, 2025:

Assets at Fair Value:	Level 1	Level 2	Level 3	Total
Money market funds	$ 34,603,831	-	-	$ 34,603,831
Total Assets at fair value	$ 34,603,831	-	-	$ 34,603,831

There were no transfers in or out of Levels 1, 2 or 3.

(4) Regulatory Requirements

The Company is a registered broker dealer and, accordingly, is subject to net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule) and FINRA. The Company has elected to select the basic method permitted by the SEC Net Capital Rule, which requires that it maintain a minimum net capital equal to the greater of $100,000 or 6-2/3 percent of its aggregate indebtedness. At December 31, 2025 the Company's net capital was $31,698,328, which was $31,598,328 in excess of its required net capital of $100,000.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(5) Employee Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of eligible compensation on either pretax or Roth by means of payroll deductions. The Company matches 100% of the first 3% of contributions to the plan and 50% of the next 2% of compensation contributed.

(6)   Income Taxes

Flagstar Bank, N.A (the Parent), has filed its consolidated federal, New York State and New York City tax returns, of which the Company is included, for the year-ended December 31, 2024. Additionally, the Company has separately filed other state and local tax returns on a stand-alone basis. The parent will timely file its 2025 federal, New York State, and New York City tax returns by the appropriate due date. The Company has entered into a tax allocation agreement with the Parent. The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group. At December 31, 2025, the Company had a net deferred tax asset of $93,928 entirely attributable to accrued compensation.

In accordance with the tax allocation agreement, all current taxes continue to be settled in cash between the Parent and the Company.

After considering all available positive and negative evidence, management concluded that a valuation allowance for deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized.

(7)   Related-Party Transactions

As of year-end December 31, 2025, the Company maintains $844,106 with the Parent which consisted of $483,935 in a bank money market account and $360,171 in a bank demand account. The Company had a $968,581 receivable from the Parent related to the settlement of intercompany activity.

The Company had a $145,397 payable to the Parent for its share of the consolidated group's tax expense, recorded in Intercompany taxes payable on the accompanying statement of financial condition.

(8)   Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(9)   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 31, 2026, the date the financial statements were available to be issued, noting none.